July 14, 2021 Analyst Day Filed by Babylon Holdings Limited pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Form F-4 File No.: 333-257694 Subject Company: Alkuri Global Acquisition Corp. (Commission File No. 001-40011) This filing relates to the proposed merger involving Babylon Holdings Limited with Alkuri Global Acquisition Corp. pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 3, 2021, by and among Babylon Holdings Limited, Alkuri Global Acquisition Corp. and Liberty USA Merger Sub, Inc.   The following presentation was made available during an Analyst Day on July 14, 2021:

Confidentiality and Disclosures This presentation contains proprietary and confidential information of Alkuri Global Acquisition Corporation (“Alkuri”) and Babylon Holdings Limited (“Babylon”) in connection with their proposed business combination. This presentation is for informational purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in Alkuri and may not be reproduced or redistributed, in whole or in part, without the prior written consent of Alkuri and Babylon. Neither Alkuri nor Babylon makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The information in this presentation and any oral statements made in connection with this presentation are subject to change and are not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Alkuri and are not intended to form the basis of any investment decision in Alkuri. This presentation does not constitute either advice or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary and must make your own investment decision and perform your own independent investigation and analysis of an investment in Alkuri and the transactions contemplated in this presentation. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law, it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. In connection with the proposed business combination, Babylon has filed a registration statement on Form F-4 (the “Registration Statement”) that includes a proxy statement and prospectus. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all Alkuri stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of the Alkuri stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Alkuri may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus will contain important information about the proposed business combination and other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making an voting decision, investors and security holders of Alkuri are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. Shareholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about Alkuri, Babylon and the contemplated business combination, without charge, at the SEC’s website located at www.sec.gov<https://protect-us.mimecast.com/s/s1NYCmZ7VxuqZqqTGSqSa?domain=urldefense.com>. Alkuri and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Alkuri’s shareholders in connection with the transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. This Presentation does not contain all the information that should be considered in the contemplated business combination. It is not intended to form any basis of any investment decision or any decision in respect to the contemplated business combination. The definitive proxy statement will be mailed to shareholder as of a record date to be established for voting on the contemplated business combination when it becomes available. Forward Looking Statements. Forward-looking statements include, but are not limited to, statements regarding Alkuri’s or Babylon’s expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These include statements about products still under development that have not been commercialized. You should carefully consider the risks and uncertainties described in the “Risk Factor” section of Alkuri’s registration statement on Form S-1, the proxy statement/prospectus on Form F-4 relating to the business combination, which his expected to by filed by Alkuri with the SEC and other documents filed by Alkuri from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Alkuri and Babylon assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Alkuri nor Babylon gives any assurance that either Alkuri or Babylon will achieve its expectations. Industry and Market Data. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Alkuri and Babylon assume no obligation to update the information in this presentation. Further, these financials were prepared by Babylon in accordance with private company AICPA standards. Babylon is currently in the process of uplifting its financials to comply with public company and SEC requirements. Use of Projections. The financial projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Alkuri’s and Babylon’s control. While all financial projections, estimates and targets are necessarily speculative, Alkuri and Babylon believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets, including risks and uncertainties related to the combined business’s ability to execute on its business strategy, attract customers, obtain regulatory approvals, scale its produce to compete effectively commercially, manage growth and costs, and the duration and global impact of COVID-19. The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that Alkuri or Babylon, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. IFRS Financial Statements. Babylon prepares its financial statements in accordance with international financial reporting standards (“IFRS”) and not in accordance with accounting principles general acceptable in the United States. In addition, this presentation contains certain non-IFRS financial measures and key metrics relating to Babylon’s historical and projected future performance. A reconciliation of these non-IFRS financial measures to the corresponding IFRS measures is presented where available, although the reconciliations are not presented on a forward-looking basis because the various reconciling items are difficult to predict and subject to constant change. Use of Non-IFRS Financial Measures. This presentation includes certain financial measures to evaluate Babylon’s projected financial and operating performance, and measures calculated based on these measures, including adjusted EBITDA, that are not prepared in accordance with IFRS and that may be different from non-IFRS financial measures used by other companies. These non-IFRS measures, and other measures that are calculated using these non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with IFRS. Babylon believes that these non-IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Babylon. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Trademarks. Alkuri and Babylon have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Alkuri or Babylon, or an endorsement or sponsorship by or of Alkuri or Babylon. Solely for convenience, the trademarks, service marks trade names and copyrights referred to in this presentation may appear with the TM, SM ® or © symbols, but such references are not intended to indicate, in any way, that Alkuri or Babylon will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Disclaimer

Today’s Agenda Opening Remarks Rich Williams, CEO, Alkuri Global Babylon’s Mission Dr. Ali Parsa, Founder & CEO Stakeholder Video Babylon’s Clinical Advantage Darshak Sanghavi, MD, Chief Medical Officer Global Operations Stacy Saal, Chief Operations Officer Erin Lee, VP Global Operations Q&A: Global Operations (15 Minutes) 10 Minute Break Product Yon Nuta, Chief Product Officer Technology Steve Davis, Chief Technology Officer Dr. Saurabh Johri, Head of AI Q&A: Product & Technology (15 Minutes) 10 Minute Break Commercial Dr. Marcus Zachary, Head of Value Based Care Financials Charlie Steel, Chief Financial Officer Q&A: Full Executive Team (30 Minutes) Closing Remarks Dr. Ali Parsa, Founder & CEO

Opening Remarks Rich Williams CEO, Alkuri Global

Why Babylon Health Is The Perfect Match For Alkuri Global

Alkuri's Investment Thesis	Babylon Exceeds All of Alkuri's Acquisition Criteria
A — **Massive Total Addressable Market**	$10T global healthcare market[1] that is ripe for disruption and shift to value based care
B — **Artificial Intelligence-Led Disruptor**	Proprietary technology and AI poised to lead the transformation to Digital Health Services
C — **Global Traction & Opportunity**	Proven global product-market fit and performance with demonstrated traction in the US • ~166% revenue CAGR 2020A-2023E, improving unit economics and path to profitability in 2023E[2]
D — **Scalability of Margins**	Margin expansion over time through scale as expensive secondary care is replaced with cost-efficient primary care • Gross margin scaling to ~23% by 2023E
E — **World-Class Team**	Visionary founder and talented management that knows how to grow and operate at scale

Notes: 1) Deloitte 2019 Global Health Care Outlook Report. 2) Defines profitability based on Adj. EBITDA. Adjusted EBITDA reconciliation in Appendix.

5

Babylon has Grown From its Roots in the UK Healthcare Market to Become a Leader in Scalable, Digital-First, Value Based Healthcare

2020

- Rapidly scaling in the US through Babylon's digital-first VBC model
- 3M lives covered (~90k capitated)
- Licensed providers in 50 States

Mount Sinai
Ascension
CENTENE Corporation

2018

- Proved utility of AI and digital health software in a range of care delivery environments via licenses to leading regional partners

PRUDENTIAL
TELUS

2013

- Established leadership in UK digital healthcare
- Proved care model and benefits in a world class, but cost-constrained health system

NHS

Founded in 2013

2017

- Demonstrated ability to deliver top-quality healthcare in a system with limited resources
- Proved ability to tailor the Babylon system to observe cultural priorities

BILL & MELINDA GATES foundation

babylon

Poised for US Expansion

- Leading with Digital value based care
- High margin SaaS Software Licensing
- Scaling rapidly - 24M lives under coverage
- Global business - Focus on US
- Attractive margin improvement profile

Note: M=million.

6

One of the Most Experienced Management Teams in Digital Health

Founder & CEO



Ali Parsa, PhD

Founded and built Circle, the UK's largest privately-financed hospital chain and undertook an IPO into the London market

Chief Business Officer



Paul-Henri Ferrand

President

DELL — CMO & President

BREX — COO

Chief Operating Officer



Stacy Saal

amazon

Globally rolled out Amazon Prime and Amazon Fresh

Chief Technology Officer



Steve Davis

expedia group — SVP, AI & Data

Vrbo — SVP & CIO

Trillion — VP, Tech & Product

Chief Financial Officer



Charlie Steel

CMC markets

Ran CMC Markets' IPO into the FTSE 250

Chief Product Officer



Yon Nuta

Microsoft

Served as one of the earliest CPOs of Xbox

Chief Medical Officer



Darshak Sanghavi, MD

United Healthcare — CMO, Medicare & Retirement

OPTUM — CMO, OptumLabs

Chief People Officer



Samira Lowman

VP, Talent Acquisition & Development

VP, Strategic Workforce Planning

Chief Science Officer



Saurabh Johri, PhD

MRC Centre for Outbreak Analysis and Modelling

Imperial College London

15 years of experience in developing AI for Healthcare

Global Lead of VBC



Marcus Zachary, MD

evolent HEALTH — Assoc. CMO

Senior Medical Director

VP of Global Operations



Erin Lee

Uber — Director of Comm. Operations

Product Strategy & Operations

Today's speakers

7

The Babylon Solution Ali Parsa, PhD Founder & CEO

Putting an accessible and affordable quality health service in the hands of every person on Earth

Understanding Babylon in 5 Questions

1	What Problem Are We Solving?	• $10T global healthcare sector[1] has been unable to balance the needs of accessibility, quality and affordability • Babylon's Digital-First Value Based Care (VBC[2]) offering seeks to align system-wide incentives
2	How Do We Do It?	• Through the creation of a proactive, digital-first care network, which provides every member with a well structured "Care Pyramid," shifts the majority of member interactions to the mobile device and provides timely and targeted in-person care when needed
3	What Have We Accomplished?	• We continue to scale at an impressive rate, with ~5x revenue growth in 2020, serving 24M lives across North America, Europe, Africa and Asia and delivering a patient interaction every 5 seconds[3] • We have achieved 90% 5-star ratings[4] and demonstrated up to 35% cost savings[5]
4	How Do We Monetize It?	• Through **Clinical Services** (taking the entire or proportion of medical cost of a population & capturing cost savings) & **Software Licensing** (selling technology to those who want to achieve similar results) • Compelling financial model with 30%+ margins in clinical services & 90%+ margins in software licensing[6]
5	How Will We Grow?	• Expanding our existing service with our current customers into their wider operations and converting more of them to VBC (currently less than 1% penetration) • Replicating existing model to new customers with the same needs in current markets & selective acquisitions

Notes: T=trillion.
1) Deloitte 2019 Global Health Care Outlook Report. 2) VBC – arrangement where providers are paid the total health budget for the managed lives. 3) Based on ~2.0M clinical consultations (involving doctors, in virtual or physical setting) and ~3.9M AI interactions (app interactions, including digital triage, health assessment) performed in 2020. 4) Based on patient survey in the UK, US and Canada for 2020-2021YTD. 5) Based on UK data, specifically for our UK GP at Hand (NHS) service. Babylon GP at Hand acute care cost per weighted patient in 2019/20 was compared to the North West London average in 2019/20, using NHS funding formulae to account for age, sex and other factors influencing health need. North West London is used as the comparator as Babylon GP at Hand is based in this area. 6) Based on a select software licensing contract. Gross Margin includes some technology costs that are classified as operating expenses in the company's financial projections.

10

We Believe the $10T(1) Global Healthcare Sector has Been Unable to Balance the Needs of Accessibility, Quality and Affordability Note: 1) Deloitte 2019 Global Health Care Outlook Report. Value Quality Cost = Accessibility Clinical Quality Affordability = +

Babylon Addresses Each of the Accessibility, Quality and Affordability Challenges with a Clear Solution Digital-First Mobile Native Standardized Expertise Standardized Treatment Standardized Rehabilitation Automation of Clinical Tasks – Operational Leverage for Clinicians Monitoring of Members – Reduce Crisis & Emergencies Accessibility Clinical Quality Affordability

Babylon is Positioned to Unify and Empower the Two Critical Trends in Healthcare Babylon is Scalable, Digital-First, Value Based Care Value Based Care Movement away from broken fee-for-service model Aligns system around proactive care Not scalable traditionally Challenge addressing many patient types Digital Health Leverages technology-driven efficiencies Bringing care to the patient vs patient to care Not scaled to address holistic care Shifts site of care vs addressing overall care and cost

Creating an Alternative Using Scalable Digital-First Value Based Care



Revenue per Lives Covered(1)
$ Thousands
$ Hundreds
$ Tens
OAK STREET HEALTH
babylon
Livongo
(Pre-acquisition By Teladoc)
one medical
Accolade
Teladoc HEALTH
amwell
100%
Scalability(2)
200%

Digitally-Enabled Providers

- ✓ Capture significant share of health spend
- ✗ Physical-first, brick and mortar models limit scalability
- ✗ Limited technological capabilities

Virtual Care Providers

- ✓ Digital-first models
- ✓ Scalable to most populations
- ✗ Often specialized, limited care offerings
- ✗ Lower revenue per user

Notes: Axes are not to scale and based on management estimates.

1) Based on projected primary revenue contribution. Sourced from public filings unless otherwise stated. ONEM, OSH, and TDOC reflect FY20 revenue divided by the average of the current and prior year lives covered. TDOC FY20 Revenue pro forma for acquisitions. LVGO reflects FY19 revenue divided by average of FY19 and FY18 covered lives under diabetes management. ACCD reflects LTM revenue as of Q3 2020 divided by the average of Q3 2020 lives covered and lives covered in the S-1 as of December 2019. AMWL reflects FY20 revenue divided by current lives covered. Babylon reflects estimated revenue per life based on active Babylon VBC contracts.

2) Scalability defined as 2020A-2022E Revenue CAGR plus 2022E Gross margin. 2022E peer data sourced from Factset and CapIQ consensus estimates as of May 7, 2021, except LVGO FY20 and FY22 forecasts based on Factset consensus estimates as of August 4, 2020, one day prior to Teladoc acquisition announcement. TDOC FY20 Revenue proforma for acquisitions. Babylon financials based on management estimates.

14

Babylon's Offering

We offer a broad spectrum of services



Revenue per Lives Covered
$ Tens
$ Hundreds
$ Thousands
Value Based Care
Secondary Care (1)
Rehabilitation & Health Plan
Health program
Clinical Services
Virtual Consultations
Software Licensing
Data
Insight
Goals
Plans
Monitor
Digital Triage
Healthcheck
Health Assessment
Digital Care Plan
Care Monitor

Illustrative Market: California

Lives Covered	Overview
52,000	• **The complete solution:** through our Babylon VBC service we manage the totality of patients' healthcare, including taking full financial responsibility for all costs incurred in secondary and tertiary care setting
~2 million	• Through our clinical services and software licensing, we provide: o Babylon's full suite of **AI and monitoring products** o Care navigation and non-clinical **support by live chat, phone or video** o **Virtual consultations** with a clinical professional, for both urgent and chronic conditions

Note: 1) Babylon takes on full financial responsibility for secondary care and utilises third-party partners to provide the appropriate treatment

15

Babylon is Providing Both Proactive Healthcare and Reactive Sickcare

Health Care	Sick Care
• Insights and information about wellbeing • Health goals and actions helping achieve the goals • Health monitoring • Digital-first patient interactions keep the patient healthy	• Access to the clinician team • Right care, medication, and treatment as soon as needed • Clear clinical care plan for treatment and recovery • Health monitoring



1. Engage
2. Data
3. Insight
4. Goals[1]
5. Plan
6. Monitor
7. Reward[1]
Normalize
If Abnormal
Monitoring
Standard Rehabilitation
Standard Treatment
Standard Expertise
Early Intervention

Note: These products are currently provided by Babylon unless specified otherwise.
1) In late stage of development.

16

Personal Health Assistant Digital Self-care In Person Consultation Complex Care Referrals Babylon’s Solution Provides Every Member with a Well-Structured “Care Pyramid”, Aligning Resources with Needs The complete solution: Babylon manages the totality of a patient's healthcare, including taking full financial responsibility for all costs incurred in secondary and tertiary care setting Adds ongoing care: Preventive and proactive management to support ongoing primary and chronic care needs Adds clinical consultations: On-screen consultations with a clinical professional, both for urgent and chronic conditions Adds human touch: Care navigation and non-clinical support available by live chat, phone or video Digital Care Foundation: Babylon's suite of Al and monitoring products Virtual Clinical Consultations

Timely, Highly Accessible Primary Care Enables Significant Cost Savings Babylon Costs Traditional Healthcare Costs Digital Care Plan Care Monitor Health Assessment Care Monitor Adverse Health Event Time Babylon Checkpoint Physician Checkpoint Physical Consultation ! Cost Savings No Preventative Care or Health Education leads to repeat ER Usage or Office Visits ! No Established GP Relationship Patients often come to ER with minor problems Office / ER Visit ! Identification Contact & Education Virtual Consultation Healthcheck Digital Triage Engage Office / ER Visit

Babylon Has a Unique and Scalable Technology Stack Recognized for Excellence

Innovative, Peer-Reviewed and Safeguarded by Suite of Patents


Technology Stack
End Users
Clinical Care
Partners
AI & Safety
Cyber Security & Governance

Patents & Supportive Studies

- **Patents**
  - **10 US Patents**
  - **43 US Patents Pending**(1)
- **29 peer-reviewed papers** published in leading journals
- Our peer-reviewed research demonstrated how **diagnostic algorithms can be significantly improved** through the application of counterfactual inference on causal models(2)

Media coverage of Babylon's Peer-reviewed AI research

"I'm going to use it as a warning to machine-learning enthusiasts in the US — you're going to be made obsolete by companies in the UK"

Judea Pearl, Turing Award-winner and professor of computer science at UCLA

MIT Technology Review

frontiers in Artificial Intelligence

NewScientist

nature communications

Neural Information Processing Systems

Association for the Advancement of Artificial Intelligence

Advances in Approximate Bayesian Inference

MultiVerse: Causal Reasoning using importance Sampling in Probabilistic Programming

Notes: Digital tools do not offer a diagnosis and references to diagnosis here are for research purposes only.
1) 3 of the 43 pending patents have been accepted by US Patent & Trademark Office but not formally issued.
2) Richens & Lee et al. "Improving the accuracy of medical diagnosis with causal machine learning".

19

Our Technology is Licensed Across the Globe to ~15 Million People in Long Term Licensing Contracts Pulse App Babylon by Telus App for (Birmingham and RWT)

Babylon in Numbers

Scale		Global Reach		Growth	
~24M Members served by Babylon	Every ~5 Seconds Babylon Helps a Patient(1)	16 Countries where Babylon is Live	8% Of UK Population Covered through COVID Care Assistant	5x Growth In Annual Revenue(2)	~90K VBC Lives Added in First 6 Months(3)
~6M Patient Interactions in 2020	~105K Capitated Lives in the US(4)	50 US States with Licensed Providers	~14M Lives Covered in Developing Countries(5)	3M Covered Lives in the 1st Year in the US	6x Growth in US Provider Network(6)

Notes: 1) Based on ~2.0M clinical consultations (involving doctors, in virtual or physical setting) and ~3.9M AI interactions (app interactions, including digital triage, health assessment) performed in 2020. 2) 2019A-2020A revenue based on unaudited historical financials. 3) As of April 1, 2021. 4) Includes VBC contracts active as of July 1, 2021. 5) Rwanda and South-East Asia. 6) 6x growth in provider and care team headcount over the past year (from January 2020 to January 2021).

21

We Have Demonstrated Exceptional Accessibility, Quality and Affordability Across All Markets We Entered

	US	UK	Rwanda
Accessibility	**98%** 4 and 5-Star Ratings[1] **90%** Consultations Within 30 minutes[2]	**95%** 4 and 5-Star Ratings[3] **95%** Retention[4]	**91%** 4 and 5-Star Ratings[5] **20%** of Entire Population Registered[6]
Clinical Quality	**80%** Completion Rate of In-app Health Assessment[7] **102** Data Points Risk Assessment	**"Outstanding"** CQC Awarded Ranking in Leadership **97%** NHS Quality Framework Pts in Clinical Domain Rate[8]	**91%** Clinical Audit Score[9] **98%** of Calls Answered Within 30 Seconds[10]
Affordability	**$430** Annual ER Cost Savings Per Member w/Digital Consults[11] **34%** Avoidance of ER/Urgent Care Visits w/Digital Consults[11]	**Up to 35%** Acute Care Savings[12][13] **25%** Fewer A&E Visits[12]	**55%** Reduction in Unit Cost of Consultation[14] **30%+** Savings on Clinical Consults[15]

Notes: 1) For 2020-2021YTD. Includes ratings from our virtual care and Babylon VBC services. 2) For 2020 General Medical consultations. 3) 2019 to date for the UK business. 4) Babylon NHS data: In the first 3 months of membership, for patients who access a consultation, across 2020. 5) 2019-2020 data. 6) Based on 2.43M users registered as of February 2021. 7) ~80% of 242 users who started the main health assessment flow went on to complete the main health assessment flow. Based on Home State Health Babylon VBC data for the period of October 1, 2020 – April 1, 2021. 8) NHS Digital: Quality Outcomes Framework (QOF) 2019/20. 9) Average across all 1,567 clinical audits in 2020. 10) Call center reports for January-February 2021 data. 11) Average saving resulting from a member having a digital consultation, given 34% of members surveyed say they would otherwise have visited ER or Urgent Care. Cost saving calculated under the assumption that the survey is accurate (assumes 80% adherence. i.e. 80% of the users who respond 'if I hadn't had access to Babylon's digital consultations offering then I would have gone to the ER' do not go to the ER following the consultation). Based on Babylon consultations data from all US Centene plans that have Alternative Health Choice (AHC) surveys as part of their consultation booking flow. The time period under consideration is January 2020 - February 2021. 12) Based on UK data, specifically for our UK GP at Hand (NHS) service. 13) Babylon GP at Hand acute care cost per weighted patient in 2019/20 was compared to the North West London average in 2019/20, using NHS funding formulae to account for age, sex and other factors influencing health need. North West London is used as the comparator as Babylon GP at Hand is based in this area. 14) From 2018 to 2020. 15) For Senior Nurse / GP consultations. In 2020, 32% of triage nurse calls were treated at the triage stage; 68% proceeded to Senior Nurse / GP consultations.

22

Stakeholder Video

Babylon’s Clinical Advantage Darshak Sanghavi, MD Chief Medical Officer

Babylon is Positioned to Unify and Empower the Two Critical Trends in Healthcare Babylon is Scalable, Digital-First, Value Based Care Value Based Care Movement away from broken fee-for-service model Aligns system around proactive care Not scalable traditionally Challenge addressing many patient types Digital Health Leverages technology-driven efficiencies Bringing care to the patient vs patient to care Not scaled to address holistic care Shifts site of care vs addressing overall care and cost

Note: These products are currently provided by Babylon unless specified otherwise. In late stage of development. Babylon’s Solution Provides Every Member with a Well-Structured “Care Pyramid”, Aligning Resources with Needs Normalize Normalize If Abnormal 1. Engage 2. Data 3. Insight 4. Goals(1) 5. Plan 6. Monitor 7. Reward(1) Personal Health Assistant Digital Self-care In Person Consultation Complex Care Referrals Virtual Clinical Consultations Monitoring Standard Rehabilitation Standard Treatment Standard Expertise Early Intervention

Engage Data Insights Goals Plan Monitor Using Patient Data and Insights to Create Personalized Care Plans Mail, SMS, IVR Gather patient insights Analyse data & insights Clinician creates a care plan Engage Gather Data

Global Operations Stacy Saal Chief Operating Officer Erin Lee VP of Global Operations

Using Our Operating Levers to Balance the Provision of Accessible, Affordable and Quality Healthcare SUPPLY DEMAND QUALITY COST Through the development of hardened, repeatable paybooks we can support our members through their health journey, the health and sick loop and pyramid of care Value Quality Cost = Accessibility Clinical Quality Affordability = +

Personal Health Assistant Digital Self-care In Person Consultation Complex Care Referrals What is Digital-First and Why is it Important? Virtual Clinical Consultations Digital First is critical to accessibility Meeting our members where they are and being easily accessible at the first sign of a concern is critical in early detection and building high engagement

Using Proven, Established Playbooks, Workflows and Automation to Support Our Members and Operators

- **Operationalize** the care pyramid end-to-end
- **Scale** to meet our tremendous growth prospects
- **Improve Margins** while maintaining quality of care



1. Engage
2. Data
3. Insight
4. Goals(1)
5. Plan
6. Monitor
7. Reward(1)
Complex Care Referrals
In Person Consultation
Virtual Clinical Consultations
Personal Health Assistant
Digital Self-care
Normalize
If Abnormal
Monitoring
Standard Rehabilitation
Standard Treatment
Standard Expertise
Early Intervention

Note: These products are currently provided by Babylon unless specified otherwise.
1) In late stage of development.

31

Driving More Segmented & Targeted Outreach to Engage Members Source: Management reporting, Oak Street Health corporate presentation (October 2020). Notes: Babylon defines penetration as the receipt of registration from a household in its covered population. Oak Street Health and other companies in our industry may calculate penetration and similarly titled measures differently, which could reduce the usefulness of penetration as a tool for comparison. Within 5 months Babylon obtained at least 1 registration from 584 of 3,169 households in its assigned population. 5 months 1 year 20% As of Q2 2020, Oak Street Health indicated less than 5% penetration(1) of total patients in its existing markets Penetration Time % households signed up Home State Health – Illustrative Penetration Over Time HSH VBC penetrated(1) ~20%(2) of member households in 5 months 1 Risk stratify to inform outreach channels Risk Channels Low Med. High 2 Determine persons of members as we learn more through initial outreach Person 1: Adult male Person 2: Adult female Person 3: Child with eligible parent Person 4: Child with ineligible parent 3 Further segment risk categories to tailor messaging and outreach 4 Test & iterate approach 1 2 3 4 Low Medium High Persons Risk Level High risk, pregnant member would receive messaging about prenatal care... Test & Iterate Normalize Normalize If Abnormal 1. Engage 2. Data 3. Insight 4. Goals(1) 5. Plan 6. Monitor 7. Reward(1) Monitoring Standard Rehabilitation Standard Treatment Standard Expertise Early Intervention Engage Data Insights Goals Plan Monitor

A Snapshot of Babylon’s Global Operations Notes: Statistics as of July 1, 2021. We have built a global footprint in 16 countries… Rwanda Saudi Arabia Malaysia Indonesia Hong Kong Singapore Philippines Vietnam Thailand Taiwan Myanmar Cambodia Laos UK Canada US Licensing deals in 12 countries 2M appointments since launch in Rwanda 99% of those surveyed would use the service again ~24M users have access to digital self-service tools

A Snapshot of Babylon's Global Operations (Cont'd)

…and clinical operations across 3 continents


UK
Canada
Saudi Arabia
Myanmar
Thailand
Laos
Vietnam
Hong Kong
Taiwan
Philippines
Indonesia
US
Rwanda
Cambodia
Malaysia
Singapore
Clinical Operations

8M+ registrations globally and **6.5M+ covered lives** in the US and UK

~105,000 US Babylon VBC lives in the US
~100,000 Babylon GP at Hand members

~2M clinical consultations in 2020

Supported by **1,300 clinicians** and **280 clinical admin staff**

Notes: Statistics as of July 1, 2021.

34

Babylon has Built a 50-state Virtual Provider Network in the US

Babylon's ~200 providers and ~700 licenses(1)(2) in the US can support our 3M member population two times over



State-licensed providers
Clinical Service Offering

Reduced recruitment to first consult time from **2 months → 2 weeks**

6x growth in US provider and care team **headcount** over the past year(3)

3-4 licences(1) per provider enables more **efficient network coverage**

Highly selective recruitment process and **selection criteria** for clinician roles

Notes:
1) Average licenses per clinician = 3.6.
2) Clinicians are defined as 'in-network' once they've passed Babylon's credentialing process. Babylon currently has 180+ clinicians who are active / live on the platform, the rest are currently going through onboarding or are inactive.
3) January 1, 2020 to January 1, 2021

35

Utilization Management: Ensuring Patients Receive the Care they Need from the Approriate Clinician Mix Members choose a symptom which is mapped to a clinician type, enabling faster access to the most appropriate clinician for their issue… …making a reality of multidisciplinary care Sources: Babylon GPaH data. Notes: GP includes Dermatology GP. Other includes care coordinators, nurses, senior nurses, diabetic nurse specialists and travel health nurses. Appointment ratings have remained constant, with 95% or ratings scoring 4 or 5 stars Percentage of Digital Appointments by Clinician Type, % (1) (2)

Streamlined Onboarding Funnel to Deliver High Quality Clinicians

Recruiting, Interviewing & Credentialing

Robust yet efficient candidate vetting process ensures we select clinicians that will best serve our member populations

84% of our clinical workforce is **employed** through relationships **Babylon** has with professional corporations through a friendly PC model, 16% is our flexible workforce that allows us to **scale on demand**

Highly selective recruitment process and **selection criteria** for clinician roles

Clinical Onboarding

Comprehensive training programs and a **phased induction** ensure that clinical staff only start active consultations after rigorous training

- Mock consultation
- Double appointments
- Peer review
- Close monitoring
- Probation review
- Ongoing review process

Ongoing Evaluation

Continuous Monitoring

Data-driven clinician quality management system has been recognised **as industry leading**[1]



Regular Audits

Comprehensive program of clinical audits drives clinician improvements with our directly employed and flexible workforce alike

- Notes Audits
- Video Consultation Audits
- Prescribing Audits
- Guideline Audits
- Physical Consultation Audits
- Support Team Phone Audits

Notes: 1) BMJ 2020 Leaders in Healthcare conference. Abstract published in the BMJ Leader Journal here.

37

Our Suite of Performance Dashboards Allows us to Track Care Gap Closure Real Time Our Industry-Recognized(1) Clinician Quality Dashboard... Our Clinicians are Provided with Advanced, Quality Tools ...allows clinicians to review their performance on demand, empowering them to understand and improve the quality of care and eliminating the need for clinical support teams to compile manual performance reports Care gap closure is monitored in an automated dashboard. Progress on these externally validated indicators is tracked and compared to NCQC quality compass thresholds in the US and NHS national thresholds in the UK. Patient-level care gap data is embedded into outreach and engagement tools to prioritise patients most in need of care. Note: 1) Presented at the BMJ 2020 Leaders in Healthcare conference (abstract was published in the BMJ Leader Journal: https://bmjleader.bmj.com/content/4/Suppl_1/A26.2).

Centralized Core Operations Supports Localized Babylon 360 Care Delivery Teams and Enables Rapid Deployment in New Markets Operations Analytics Care Management Clinical Support Provider Operations Patient Operations Support Operations General Medical Behavioral Health Urgent Care Primary Care Babylon 360 supported through digital first longitudinal care Clinical Delivery Experience Operations Other Support Functions Marketing Compliance Legal Finance HR Commercial PMO Outreach & Engagement Community Hlth Workers Nurse Care Advisors Therapists Psychiatrists Dieticians Centralized Core Operations Local Care Delivery Pediatrics Family Practice Registered Nurses Secondary and Tertiary Care Local headcount informed by industry benchmark ratios adjusted to Babylon's digital-first model

Improving Affordability Without Compromising Quality Care Reduce avoidable secondary care visits (ER and inpatient days) High-quality primary care and increased engagement results in improved management of chronic conditions and reduce risk of exacerbations (referrals, ER and inpatient days) Quality Management: Systemic management of quality measures (e.g. HEDIS/STAR) Risk Adjustment: Accurately coding members on annual basis and resetting coded baseline Quality Bonus: Payments for achieving and maintaining best-in-class clinical quality e.g. annual wellness visits Network Management: Developing an appropriate partner and referral network; steerage to preferred appropriate sites of care and high-performing providers Investing in automation of back-office activities and designing an outcomes-based platform that is built for scale Achieve truly multidisciplinary primary care Leverage cutting-edge forecasting techniques and cross-state licensing technology to optimise the number of patients that each clinician can serve Quality Health Outcomes 1 Operational Cost Reduction 3 Revenue Cycle and Network Management 2

Babylon is Balancing Accessible, Affordable and Quality Healthcare Accessibility Clinical Quality Affordability +

Q&A Global Operations Followed by 10 Minute Break

Product Suite Yon Nuta Chief Product Officer

We are building Healthcare you want to use.

What Our Members Get – Current Product Roadmap(1) Specific insights about their current and future health Truly tailored health goals and actions Proactive coaching, accessed on the platforms they already use The right care at the right time – 24/7 – with follow-up, referrals, and pre- and post-hospital care when they need it Engage frequently, and be rewarded for doing so Note: 1) The product is under active development, has not been commercialized and we cannot guarantee if/when the product will be delivered to members.

Babylon’s Comprehensive AI Platform and Virtual Services Span the Entire Health Journey of our Members Post Care Rehabilitation Healthcare Management Sick Care Management Digital Triage Digital Care Plan Data Healthcheck Insight Plans Health Assessment Goals Care Monitor Monitor Clincial Services Consult Software Licensing Hospital / Clinic Not Managed by Babylon Refer Self Care used by Over 40% of our Members(1) Notes: 1) For members in the US who signed up between May 15, 2021 and June 11, 2021.

Engage Assess Plan Symptom Checker Our symptom checker provides an easy way to understand what are the likely conditions causing someone’s symptoms, and more importantly, what are the potential next actions to be taken at that time. Our symptom checker is certified as a Class I medical device under European Commission Directive 93/42/EEC (MDD) and is compliant with 12 different standards as part of the certification. Monitor Treat Support Demo: Babylon 360 Digital-First Holistic Care

Engage Assess Plan AI Advisor Suggested Plans & Action Monitor Treat Support Demo: Babylon 360 Digital-First Holistic Care Note: 1) The Babylon Advisor product is under active development, has not been commercialized and we cannot guarantee if/when the product will be delivered to members. Proprietary AI(1) will be able to monitor member data and automatically suggest to clinicians and members relevant and meaningful goals and actions, while keeping the clinician in the loop to lead to better health outcomes. Note: This example shows how we strive for meaningful suggestions that lead to positive outcomes. Research shows smaller plates tends to lead to reduced consumption which leads to weight loss.

Engage Assess Plan Monitoring: Delivering a 360 View of Your Health in One Place Monitor Treat Support Demo: Babylon 360 Digital-First Holistic Care Babylon can connect with many third party wearables to monitor and provide a holistic view of our members’ health. When we notice any abnormalities our team can be proactively alerted and intervene to understand the root cause and assessment via email, phone, or notifications.

Babylon’s Virtual Services Outside of Babylon’s Virtual Services (managed / overseen by Babylon Care Team) Primary care Ongoing management of primary care needs In-person primary and specialty care Referral to identified network of providers / clinics for in-person care when needed Behavioral health care Therapy and psychiatry services Prescriptions, labs, imaging, immunizations Any prescriptions / testing / immunizations that are ordered by a Babylon virtual provider Urgent / emergency care Referral to in-person care when there is an urgent need / emergency Engage Assess Plan Monitor Treat Support Easily Book Live Appointments When Necessary… Babylon Care Management Team: Care Advisor, Community Health Worker, Engagement Coordinator, Social Worker, Registered Nurse, Dietitian, Behavioral Health Counselor, Quality and Performance Manager, Administrative Support Demo: Babylon 360 Digital-First Holistic Care Book appointments up to 24/7/365. For Primary Care, Behavioral Health, or specialists’ synchronous appointments via Video or Audio. In the most convenient way possible: 87% of appointments happen within 30 minutes of booking. A further 5% happens in the next 48 hours or as requested by the member.

Engage Assess Plan Monitor Treat Support Or Handle Common Medical Issues Conveniently… Clinicians can review and sign off the results asynchronously Demo: Babylon 360 Digital-First Holistic Care Many clinical needs don't require an appointment. Simple tasks like dealing with a UTI or Prescription Renewals can happen asynchronously using our proprietary scalable platform. Currently we have asynchronous flows for contraception medications, urinary tract infections (UTI) and repeat prescriptions.

Engage Assess Plan Allowing Clinicians to Spend More Time with their Patients Monitor Treat Support Demo: Babylon 360 Digital-First Holistic Care A leading NLP engine will auto-transcribe clinician interactions in real time and generate meaningful notes and summaries about interactions(1) This matters because: Reduce administrative burden for clinicians Creates more accountability and transparency reducing costly errors Build structured data set that enables future AI solutions Note: 1) The feature is under active development, has not been commercialized and we cannot guarantee if/when the product will be delivered to members.

Technology Technology Platform Steve Davis Chief Technology Officer

Babylon's Unique Platform Centric Approach Enables a Highly Scalable Solution Enabling Analog To Digital Care Delivery Acceleration



Strategic Investments
Capability
Platform Foundation Areas
Clinical Safety & Security Areas
End Users
Babylon End Users
iOS
Android
Web
Feature Phone
White-label apps
Partner End Users
Partner-app integrations
Clinical Care
Doctors
Clinical Services (Administrators)
Enterprise Users (Administrators)
Integration Developers
3rd party systems
Partners
Clinical and back-office admin web portals
Clinical Portal
Member Operations Portal
Partner Portal
Experience Foundation (React Native)
Feature Phone / SMS Platform (USSD)
Canvas SDK
Partner API
GraphQL Federated API Platform / Experience Platform
Appointments
Notes
Workflow
Consultations
Lab and Tests
Scheduling
Clinical Portal Platform
Notes
Prescriptions
Core EMR
Electronic Medical Record System
Live Chat
Async Messaging
Intent
Channels
Q & A Ai Response
Connectors
Conversation Platform
Insights
Goals
Rewards
Experience Services
Triage & Symptom
Monitor / Digital Twin
Health Assessment
Babylon AI Services
Model of Medicine
Babylon Advisor
Probabilistic Graph
Knowledge Extraction
AI Brain / Platform
Content Management
Workflow Management
Medical Knowledge Management
Localization Management
Disease Model Management
Epi Data Management
Knowledge Platform
Clinical Audit
Fraud Detection
Pre-market safety testing
Post-market surveillance
Clinical Audit & Safety
Case card management
Check / Flow authoring
Model Management System
Hindsight
AI development, monitoring and safety portals
AI & Safety
AI Scientists
AI doctors
Epidemiologists
Clinical Safety Team
Data Integration Platform
Clinical Health Record / Graph
FHIR Integration Platform
Validic
Apple Health
SDK
Remote Patient Monitoring Platform
Clinical Process Automation
Robotic Process Automation Platform
Identity
Tenancy
API
Session
Messaging
Session / Access
Secrets
Foundation Services (Cloud Native)
Build Svcs
Orchestration / Runtime
Containers
Deployment automation
CI/CD
Monitoring / alerting
Logging
Platform As A Service (Cloud Native)
Storage
Kube
Stream
Data Svc
Cache
CDN
Secrets
Infrastructure As a Service (AWS)
Engagement
LifeCycle
Acquisition
Customer Data Platform
Commerce / Finance Platform
Data Science and Analytics Platform
(Google Cloud Platform)
Marketing / Ops
Business Analysts
Applied Research
Engineering & Product
HIPAA
ISO 27001
ISO 13485
Penetration Testing
Security Information & Event Management
Static Code Analysis
Vulnerability Scanning
Log Aggregation & Analysis
Virus & Malware Scanning
Privacy Controls and Governance
Authorisation
Authentication
Encryption in Transit (TLS 1.2)
Encryption at Rest (ASE256)
Intrusion Detection
DDoS Prevention
Application Firewalling
Cyber Security & Governance

54

Canada US EU Singapore Babylon’s Cloud Regions Global scale can be challenging – we have found a solution for this Our goal is to deploy rapidly into any region in five days or less Data Sovereignty is a requirement by many countries which we are delivering on Why Does This Matter? Global Scale Operating in 16 Countries and 11 Languages Covering Millions of Lives

Cyber Security & Governance Doctors Clinical Services (Administrators) Enterprise Users (Administrators) Health Assessment Triage & Symptom Monitor / Digital Twin Channels Q & A Ai Response Connectors Lab and Tests Consultations Conversation Platform Insights Goals Rewards Medical Knowledge Management Localization Management Workflow Management Content Management Epi Data Management Disease Model Management Clinical Audit Fraud Detection Post-market surveillance Pre-market safety testing Feature Phone / SMS Platform (USSD) Canvas SDK Babylon AI Services Billing Billing 3rd party systems AI Scientists AI doctors Epidemiologists Clinical Safety Team Business Analysts Live Chat Intent Async Messaging Clinical Portal Member Operations Portal Partner Portal FHIR Integration Platform Clinical Health Record / Graph AI Brain / Platform GraphQL Federated API Platform / Experience Platform Experience Foundation (React Native) Clinical Audit & Safety Knowledge Platform Data Integration Platform Notes Prescriptions Apple Health Validic Remote Patient Monitoring Platform Integration Developers End Users Clinical Care AI & Safety Partners Authenti- cation Authorisation Privacy Controls and Governance Application Firewalling Intrusion Detection ISO 27001 ISO 13485 Security Information & Event Management Static Code Analysis Penetration Testing Vulnerability Scanning Log Aggregation & Analysis Virus & Malware Scanning Encryption at Rest (ASE256) Encryption in Transit (TLS 1.2) DDoS Prevention HIPAA Appointments Notes Workflow Partner End Users White-label apps Partner-app integrations Scheduling Platform As A Service (Cloud Native) Containers Deployment automation CI/CD Monitoring / alerting Build Svcs Orchestration / Runtime Logging Core EMR Electronic Medical Record System Data Science and Analytics Platform (Google Cloud Platform) Babylon Advisor Probabilistic Graph Knowledge Extraction Foundation Services (Cloud Native) API Session Messaging Secrets Session / Access Tenancy Identity Hindsight Model Management System Check / Flow authoring Case card management Clinical Portal Platform Clinical and back-office admin web portals AI development, monitoring and safety portals Partner API Robotic Process Automation Platform Experience Services Model of Medicine Applied Research Engineering & Product Infrastructure As a Service (AWS) Stream Data Svc Cache Secrets CDN Kube Storage Clinical Process Automation Babylon End Users iOS Android Web Feature Phone Customer Data Platform Engagement LifeCycle Acquisition Marketing / Ops Commerce / Finance Platform Platform Foundation Areas Clinical Safety & Security Areas SDK Capability Strategic Investments BCS “Partner Application” USSD Service “Feature Flip Phone” Experience Foundation “Smart Phone” Accessibility can be challenging, Babylon’s unique approach through multiple accessibility channels enables global coverage to the least developed nations and the most modern smart phones Why Does This Matter? Great companies deploy weekly to the Apple Store - our approach enables this Accessibility for all can be challenging, not everyone has a smart phone Our embeddable ‘Canvas’ layers provide partners the ability to rapidly embed our AI services Accessible and Affordable can be Challenging – Our Unique Approach Through Multiple Channels Enables Global Coverage at Scale

Health Graph & AI Platform Babylon Clinical Portal Babylon Member App Workflow Robotic Process Automation Why Does This Matter? Optimization in the reduction of manual tasks eliminates friction for our members Advanced automation drives efficiency and scale globally to free up time for our clinicians Accelerators allow for rapid deployment into new countries, markets and partners Deeply Coupled Process Automation Solving for Driving Efficiency in Our Care Pyramid Delivery

Why Does This Matter? Health Graph & AI Platform Babylon Clinical Portal Babylon Member App FHIR HL7 Integration Service Electronic Health Records Labs Healthcare Organizations Wearables Solves for unique country by country integration challenges Built on proprietary open source services for rapid scale Real-time streaming data collection at massive scale Data productized in real-time powering AI services Standards-based Integration Platform Enabling Massive Data Collection Fuelling Our AI Platform / Services Strategy

Technology AI Platform & Services Saurabh Johri, PhD Chief Science Officer

The Babylon Brain: AI Technology for Healthcare Digital Encyclopaedia of medicine encoded SNOMED, ICD-N via FHIR Clinical Knowledge Perception NLP to process, structure & extract member information from EHR & Claims, and to automate clinical tasks Deep Learning Delivering deep, data-driven insights from the Babylon’s proprietary health graph Causal AI Proprietary, next-generation AI, delivering interpretable & explainable AI Center of AI & Scientific Excellence Bench of 35 deep experts in AI & Population Health applying thought leadership to solve real-world problems AI research Scientists, Population Health Research Scientists, Population Health Data Scientists Over 50% with PhD

The Babylon Brain: AI Technology for Healthcare (Cont’d) Note: These products are currently provided by Babylon unless specified otherwise. 1) In late stage of development. Normalize Monitoring Standard Rehabilitation Standard Treatment Standard Expertise Early Intervention 4. Goals(1) 5. Plan 3. Insight 2. Data 1. Engage 7. Reward(1) 6. Monitor If Abnormal

AI: Enhancing Every Step of Our Members’ Care Under Active Development(1) NLP Deep Patient Understanding Computer Vision Triage Real Time Dynamic Risk Advisor Health Assessment Clinician in the Loop Dynamic Scheduling Data Collection Healthcare Loop Sick Care Loop Note: 1) The Babylon Advisor, Real Time Dynamic Risk and Deep Patient Understanding features are under active development, have not been commercialized and we cannot guarantee if/when the product will be delivered to members. Scheduling

Causal AI for Transparent Decision Making



Regional Risk Factor Prevalence
Relative Risk
Epidemiological Research
Regional Disease Incidence
Population Health & Epidemiological Research
Disease-Observation
EHR (Internal & 3rd party)
Claims records
SME opinion
R
R
R
D
D
O
O
O
Risk Factors
Diseases
Observations

63

O D R R R D O O Risk Factors Diseases Observations Causal AI for Transparent Decision Making (Cont’d) Stomach Pain O

O D R R R D O O Risk Factors Diseases Observations Causal AI for Transparent Decision Making (Cont’d) Health Graph Immunosuppressed Gastroenteritis D R R

AI: Connecting Every Step of the Member Journey Proactive Recommendations(1) Babylon Advisor(1) Health Assessment Symptom Checker Note: 1) The Babylon Advisor and Proactive Recommendations features are under active development, have not been commercialized and we cannot guarantee if/when the feature will be delivered to members.

Our Technology is Well Protected & Recognized for Excellence

Innovative, Peer-Reviewed and Safeguarded by Suite of Patents

Patents & Supportive Studies

- **Patents**
  - **10 Granted** (all in US)
  - **43 Pending** applications(1)
- **29 peer-reviewed papers** published in leading journals
- Our peer-reviewed research demonstrated how **diagnostic algorithms can be significantly improved** through the application of counterfactual inference on causal models(2)

Media coverage of Babylon's Peer-reviewed AI research

MIT Technology Review
An algorithm that can spot cause and effect could supercharge medical AI nature communications
Improving the accuracy of medical diagnosis with causal machine learning

"I'm going to use it as a warning to machine-learning enthusiasts in the US — you're going to be made obsolete by companies in the UK"
Judea Pearl, Turing Award-winner and professor of computer science at UCLA

NewScientist
AI mimics the way doctors think to make better medical diagnoses frontiers in Artificial Intelligence
A Comparison of Artificial Intelligence and Human Doctors for the Purpose of Triage and Diagnosis

Advances in Approximate Bayesian Inference
MultiVerse: Causal Reasoning using importance Sampling in Probabilistic Programming

Association for the Advancement of Artificial Intelligence
Integrating overlapping datasets using bivariate causal discovery

NEURAL INFORMATION PROCESSING SYSTEMS
Neural Temporal Point Processes for Modelling Electronic Health Records

Notes: Digital tools do not offer a diagnosis and references to diagnosis here are for research purposes only.
1) 3 of the 43 pending patents have been accepted by US Patent & Trademark Office but not formally issued.
2) Richens & Lee et al. "Improving the accuracy of medical diagnosis with causal machine learning".

67

Q&A Product & Technology

Commercial Marcus Zachary, MD Head of Value Based Care

We Have a Strong Pipeline of New Contracts Worldwide

	Upselling Existing Clients	New Clients	Total Pipeline
Projected ARR[(1)]	~$1.2BN ~98% VBC	~$2.4BN ~99% VBC	~$3.6BN ~99% VBC
Pipeline Coverage[(2)]	2.5x	5.1x	7.6x
Deal Count	~15 ~55% VBC	~35 ~55% VBC	~50 ~55% VBC

Source: Based on management estimates and a pipeline of contracts under discussion as of March 15, 2021. Notes:
1) ARR (Annual Run-Rate Revenue) at the end of a given month is calculated at a point in time by multiplying that month's expected revenue by 12.
2) Multiple of estimated December 2021 Annual Run-Rate Revenue of ~$475M.

70

Our Current Commercial Strategy Babylon Cloud Services Babylon 360 Where are we selling? What are we selling? Who are we selling to? 1 Providers 2 Payers 1 Health Plans (Medicaid, Medicare, Commercial, Self-Insured) 2 Integrated Health Delivery Systems 3 Employers (self-funded) Asia Europe US

We Have a Multidisciplinary Team to Deliver Our Strategy Babylon 360 Babylon Cloud Services Revenue Centres US Payers, Providers, Employers, etc. APAC Providers, Telco, Pharma, D2C (tbc) UK Payers, Providers, Employers, etc. Business Development Strategize and plan Manage process and people Provide commercial, marketing and product analytics Manage brand end-to-end Engage members Manage customer relationships Manage strategic comms Own public relations Liaise social media activities Social Impact NGOs, Providers, Telco, etc. GTM Ops & Insights Marketing Comms Shape our growth strategy Build and grow revenue streams Maintain strong client relationships

How We Establish New VBC Contracts Identify Opportunity Assess Risk Establish Economics Client Need: Understand problem that client is trying to solve Identify best suitable population and get insights into condition modifiability Fit with Babylon 360: Confirm how Babylon 360 can solve the problem Statistical Data and Assessment: Receive historic claims, medical and population data from client Aggregate and analyze data to understand current cost base, population conditions, etc. Model impact of Babylon’s services on potential population Economics: Assess and agree on economics that work for both parties Recourse: Reinsurance to limit downside risk

Case Study: Rapidly Scaled and Reduced High Cost Care Utilization by Centene HSH Members

Babylon has Achieved Rapid Engagement with the Home State Health (HSH) Member Population…

Home State Health – Illustrative Penetration Over Time



Penetration
% households signed up
HSH VBC penetrated(1) ~20%(2) of member households in 5 months
20%
5%
As of Q2 2020 Oak Street Health indicated less than 5% penetration(1) of total patients in its existing markets
5 months
1 year
Time

…and Early Evidence Suggests Babylon's Value Based Care Reduces Unplanned ER Visits…

Home State Health – ER Visit Reduction



Mar-21
47%
Feb-21
31%
Jan-21
44%
Dec-20
40%
Nov-20
50%
Oct-20
33%

Patients that booked digital consults said they would have used ER or Urgent Care[3] if Babylon's services had not been available

…Thus, Enabling Cost Savings and Driving the Profitability Increase

Babylon VBC[4] – Gross Margin Improvement



+ 820 bps
+ 1,211 bps
Q4-20 vs. Oct-20
Q1-21 vs. Oct-20

Source: Management reporting, Oak Street Health corporate presentation (October 2020).

Notes:

1) Babylon defines penetration as the receipt of registration from a household in its covered population. Oak Street Health and other companies in our industry may calculate penetration and similarly titled measures differently, which could reduce the usefulness of penetration as a tool for comparison.
2) Within 5 months Babylon obtained at least 1 registration from 584 of 3,169 households in its assigned population.
3) Based on responses in the Alternative Health Choices survey (as part of consultation booking flow).
4) Includes all VBC contracts in the US (i.e. Fresno, Home State Health).

74

Financials Charlie Steel Chief Financial Officer

Attractive Illustrative Economics of Babylon's Modular & Bundled Product Offerings

	Description	Revenue Model	Illustrative Revenue per Life Covered(1)(2)	Illustrative Gross Margin by Cohort(2)
Babylon VBC	• Combines Babylon's digital health suite and virtual care platform to manage the totality of a patient's healthcare • Takes full financial responsibility for all costs incurred in both primary, secondary and tertiary care settings, with stop loss protection • Payment on a fixed and recurring capitation basis per covered life with ability to capture any cost savings	PMPY Capitated model	**Thousands of Dollars**	Projection Based on Management Estimates[3] 
Clinical Services	• On-screen consultations with a clinical professional • Preventable and proactive care management	PMPM Fee-for-service	**Tens of Dollars** Illustrative Example: Cents PMPY + Tens of Dollars Fee-For-Service	**Case Study: Select UK Contracts** 
Software Licensing	• Digital suite of AI and monitoring products • Care navigation and non-clinical support available by live chat	Annual licensing fees	**Dollars**	**Case Study: Select Software Contract[6]** 

Chart 1 (Babylon VBC):
~5%
30%+
Y0
Y3

Chart 2 (Clinical Services):
17%[4]
25%[5]
Y1
Y3

Chart 3 (Software Licensing):
~55%
90%+
Y0
Y1

Notes: 1) Management estimates based on active contracts. 2) Indicative proportions shown, as details are partner-specific. Gross profit reflects Revenue less Cost of Care Delivery. 3) Based on analysis vs VBC competitors with a brick & mortar model who lack front-end digital services and back-end digital automation services. 4) Gross Y1 (June 19 – June 20) Margin from select UK contract. 5) Average of select B2B contracts' Gross Margin over FY20. 6) Gross Margin as shown includes some technology costs that are classified as operating expenses in the company's financial projections.

76

Babylon VBC Captures Cost Savings Through Proactive Primary Care



Babylon VBC
Partners pay Babylon a fixed capitation per covered life
1
Babylon enables users to better manage their health and proactively provides highly cost-effective primary care
2
Lowering the need for expensive, reactive secondary care cost
3
Expanding Babylon's margin over time as expensive secondary care is replaced by efficient primary care
4
100%
~80%
Fixed, not shared cost savings model
30%+
Total Premium to Partner
Partner Margin & Admin costs
% Premium to Babylon
Extra Margin to Partner
Primary Care Costs (Proactive Health Manager)
Secondary Care Costs
Total Babylon Margin

Source: Management estimates.
Note: Indicative proportions shown, as details are partner-specific.

77

Path to 2021E and 2022E Projected Revenue Based on Achievable and Visible Contract Pipeline of ~$3.6BN[1] with Upside Potential

Projected Revenue ($M)



Annualization & Growth of Existing Contracts as of July 1, 2021(2)
2021 Converted Pipeline Contracts(3)
2022 Converted Pipeline Contracts(4)
$79
~$210
Reflects contracts signed between Apr-21 and Jun-21
~$32
~90% delivered by contracts active as of 1 Jul-21
+10% increase since Apr-21
~$321
Dec-20 ARR(5) ~$170M
~$118
~$68
~$203
~70% delivered by contracts expected to be active as of 31 Dec-21
~$710
Dec-21 ARR(5) ~$475M
2020A Revenue
2021E Revenue Bridge
2021E Revenue
2022E Revenue Bridge
2022E Revenue

Source: Management estimates. Management reporting. Notes:
1) Based on management estimates and a pipeline of contracts under discussion as of March 15, 2021.
2) Reflects i) annualization and growth in existing contracts as of December 31, 2020 and ii) revenue from contracts active between December 31, 2020 and July 1, 2021.
3) Reflects revenue impact of new business from converted pipeline contracts in 2021. Cohorts based on an illustrative set of contracts signed at varying points in time in 2021 with impact of annualization recognized in 2022.
4) Reflects revenue impact of new business from converted pipeline contracts in 2022. Cohorts based on an illustrative set of contracts signed at varying points in time in 2022.
5) Relevant December ARR (Annual Run-Rate Revenue) is calculated at a point in time by multiplying December revenue by 12.

78

Understanding Babylon's Pipeline

Need to sign ~1 VBC contract in 2021
to achieve 2021E Revenue[1]



Projected Revenue ($M)
Annual Value of Contracts
split over 2 calendar years
$79
~$321
~$710
2020A Revenue
2021E Revenue Bridge
2021E Revenue
2022E Revenue Bridge
2022E Revenue

Need to sign ~3 VBC contracts in 2022
to achieve 2022E Revenue[2]



Projected Revenue ($M)
$79
~$321
~$710
2020A Revenue
2021E Revenue Bridge
2021E Revenue
2022E Revenue Bridge
2022E Revenue

Annualization & Growth of Existing Contracts as of July 1, 2021[3]
2021 Converted Pipeline Contracts[4]
2022 Converted Pipeline Contracts[5]

Total Pipeline

$3.6BN ARR[6]	~50 Contracts	~$130M Avg. ARR of VBC Contracts[6]

Source: Management estimates and a pipeline of contracts under discussion as of March 15, 2021. Management reporting. Notes:

1) Assumes i) contracts begin recognizing revenue in Q4 2021, and ii) deliver ARR of ~$130M based on the average VBC contract in the pipeline.
2) Assumes i) contracts begin recognizing revenue in Q2 2022, and ii) deliver ARR of ~$130M based on the average VBC contract in the pipeline.
3) Reflects i) annualization and growth in existing contracts as of December 31, 2020 and ii) revenue from contracts active between December 31, 2020 and July 1, 2021.
4) Reflects revenue impact of new business from converted pipeline contracts in 2021. Cohorts based on an illustrative set of contracts signed at varying points in time in 2021 with impact of annualization recognized in 2022.
5) Reflects revenue impact of new business from converted pipeline contracts in 2022. Cohorts based on an illustrative set of contracts signed at varying points in time in 2022.
6) ARR (Annual Run-Rate Revenue) at the end of a given month is calculated at a point in time by multiplying that month's expected revenue by 12.

79

Highly Recurring and Diversified Projected Revenue in 2021E Through 2023E

Revenue breakdown

Fixed vs Demand-Driven[1]

2021E

9% **Demand-Driven Revenue**
Clinical Service: Fee-For-Service (FFS)



91% **Fixed Revenue**
Babylon VBC: Capitation Fee
License Fee: Fixed Fee or PMPM

2023E

3% **Demand-Driven Revenue**
Clinical Service: FFS



97% **Fixed Revenue**
Babylon VBC: Capitation Fee
License Fee: Fixed Fee or PMPM

Low volume risk

Geography

2021E

9% UK
4% Emerging Markets[2]
3% Other Developed Markets[3]



84% US

2023E

2% UK
6% Emerging Markets[2]
6% Other Developed Markets[3]



85% US

Focus on US

Product[4]

2021E

10% License Fee
9% Clinical Service: FFS



81% VBC

2023E

10% License Fee
3% Clinical Service: FFS



87% VBC

Babylon VBC augmented by high-margin software licensing

Source: Management estimates. Notes:
1) Demand-driven revenue reflects revenue from Virtual Care contracts. Fixed revenue reflects revenue from Babylon VBC and Software contracts.
2) Includes SE ASIA, China, LATAM, Rwanda, Middle East, Africa and India.
3) Includes Canada and Other Developed Markets (including Australia, New Zealand, Japan, and Continental Europe).
4) Reflects the revenue breakdown by revenue stream, some contracts may combine multiple revenue streams e.g. Clinical Service contracts can include two revenue streams: FFS and a Licensing Fee.

80

Revenue Growth Coupled with Gross Margin Expansion Source: Management estimates. Notes: Year-end ARR (Annual Run-Rate Revenue) is calculated at a point in time by multiplying December’s expected monthly revenue by 12. Revenue less Cost of Care Delivery. ($M) 166% CAGR 204% CAGR 126% CAGR ($4) Year-over-Year Growth % 99% 581% 180% 104% 103% Year-over-Year Growth % 102% 394% 305% 121% 109% % Gross Margin (24%) 15% 15% 18% 23% Year-End ARR(1) Revenue Gross Profit(2) ($M) ($M)

We Expect Babylon's Margins to Expand as it Gains Operational Leverage

We Expect Babylon will Grow Profitably…



$BN
$1.6
$1.4
$1.2
$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
($0.2)
Revenue
Gross Margin (1)
Adj. EBITDA (2)
CAGR 2020A-2023E: +166%
Increasing Operating Leverage
Constantly Improving Margins
Margin: 23%
Margin: 0%
Medium-Term Target
Gross Margin ~30%
EBITDA Margin ~15%
2019A
2020A
2021E
2022E
2023E

Source: Management estimates. Notes:
1) Revenue less Cost of Care Delivery.
2) Adjusted EBITDA reconciliation on page 100.
3) In 2020 95% of all bookings across Babylon's geographies were digital (including cancellations).

…By Providing Digital-First End-to-End Care

Babylon's highly-accessible, digital-first service will allow it to:

- Divert patients from expensive Urgent Care to proactive & accessible virtual primary care
- Avoid expensive downstream costs of chronic conditions by solving healthcare issues earlier

…and Reducing Expensive Delivery Costs

Leverage technology and automation to significantly reduce the cost of primary care:

- Increase in efficiency by automating admin and other lower-value tasks
- Use digital triage to increase the proportion of interactions served by lower-cost healthcare professionals
- Reducing costs associated with physical services by solving ~95%[3] of issues via digital consultations

82

2019A 2020A 2021E 2022E 2023E Revenue 16 79 321 710 1,484 % growth 102% 394% 305% 121% 109%         Gross Profit(1) (4) 12 49 129 342 % growth   299% 166% 165% % margin (24%) 15% 15% 18% 23%     Adj. EBITDA(2) (152) (142) (140) (119) 5 % margin   (44%) (17%) 0% Historical and Projected Financial Summary Source: Management estimates. Notes: Revenue less Cost of Care Delivery. Adjusted EBITDA reconciliation on page 100. PROJECTED HISTORICAL $M

Babylon’s Growth Levers

Babylon has Multiple Value-Accretive Growth Levers

Note: M&A not included in base business financial forecasts

1 Potential Addressable Market for Existing Customers[1]

- Potential to expand covered population with existing customers
- Potential to increase scope of contract to a full capitation construct through Babylon VBC

Expanding Babylon's Geographic Coverage with Existing Customers[2]	~$50BN
Potential Addressable Market for Existing Covered Populations[3]	~$5BN
Dec-20 ARR[4] for Existing Contracts	~$170M

2 Strong Contract Pipeline

- Strong track record of winning new contracts worldwide
- Over $3.5BN of additional aggregated ARR possible in the pipeline through existing customers and new business

	Projected ARR[4]
Existing Clients	~$1.2BN
New Clients	~$2.4BN
Total Pipeline	~$3.6BN

3 Targeted Acquisitions & Strategic Investments

- Opportunity to consolidate brick & mortar, integrated care providers in the US
- Acquiring new partners to augment Babylon's end-to-end platform

Consolidation | Technology & Content | Distribution

Example Completed Deal

higi[5]

Omni-channel consumer health engagement platform with nationwide retail network of 10,000 FDA-cleared, free-to-use Smart Health Stations which help identify health risks and match consumers to care

Source: Based on management estimates and a pipeline of contracts under discussion as of March 15, 2021. Notes:

1) Reflects potential addressable market based on existing clients including contracts not currently in the pipeline. Market size based on annualized monthly revenue of potential new contracts with existing customers.
2) Addressable market for Babylon VBC based on lives covered by Babylon's existing clients. Calculated using an illustrative Babylon VBC PMPY pricing assumption based on management's current discussions and market knowledge; number of lives based on managements best estimates.
3) Assumes Babylon's existing clients with software license contracts purchase either fee-for-service or Babylon VBC for the lives covered under their existing contracts based on management's expectations. Assumes Babylon's existing clients with fee-for-service contracts purchase Babylon VBC for lives covered under their existing contracts. Calculated using illustrative pricing assumptions based on management's current discussions and market knowledge.
4) ARR (Annual Run-Rate Revenue) at the end of a given month is calculated at a point in time by multiplying that month's expected revenue by 12.
5) Babylon owns a 22% equity stake in Higi.

85

1 Significant Opportunity Within Existing Customer Base

Potential Addressable Market for Existing Customers[1]



Expanding Babylon's Geographic Coverage with Existing Customers[2]
~$50BN
Potential Addressable Market for Existing Covered Populations[3]
~$5BN
Dec-20 ARR for Existing Contracts[4]
~$170M

Case Study: Large US Payor

Potential upsell opportunity with one payor based only on contracts already in discussion and in the pipeline[5]

		Total ARR[4]	Products
Historical Upsell	Jun-2020	~$6M	Software Licensing, Clinical Services
Historical Upsell	Dec-2020	~$55M	Software Licensing, Clinical Services, VBC
Potential Upsell Based on Contracts in the Pipeline	Dec-2023	~$700M+	Software Licensing, Clinical Services, VBC

Source: Based on management estimates and a pipeline of contracts under discussion as of March 15, 2021. Notes:

1) Reflects potential addressable market based on existing clients including contracts not currently in the pipeline. Market size based on annualized monthly revenue of potential new contracts with existing customers.
2) Addressable market for Babylon VBC based on lives covered by Babylon's existing clients. Calculated using an illustrative Babylon VBC PMPY pricing assumption based on management's current discussions and market knowledge; number of lives based on managements best estimates.
3) Assumes Babylon's existing clients with software license contracts purchase either fee-for-service or Babylon VBC for the lives covered under their existing contracts based on management's expectations. Assumes Babylon's existing clients with fee-for-service contracts purchase Babylon VBC for lives covered under their existing contracts. Calculated using illustrative pricing assumptions based on management's current discussions and market knowledge.
4) ARR (Annual Run-Rate Revenue) at the end of a given month is calculated at a point in time by multiplying that month's expected revenue by 12.
5) Based on management estimates and contracts under discussion as of March 15, 2021.

86

2 Strong Pipeline of New Clients Worldwide

	Upselling Existing Clients	New Clients	Total Pipeline
Projected ARR(1)	~$1.2BN ~98% VBC	~$2.4BN ~99% VBC	~$3.6BN ~99% VBC
Pipeline Coverage(2)	2.5x	5.1x	7.6x
Deal Count	~15 ~55% VBC	~35 ~55% VBC	~50 ~55% VBC

Source: Based on management estimates and a pipeline of contracts under discussion as of March 15, 2021. Notes:
1) ARR (Annual Run-Rate Revenue) at the end of a given month is calculated at a point in time by multiplying that month's expected revenue by 12.
2) Multiple of estimated December 2021 Annual Run-Rate Revenue of ~$475M.

87

Notes: Babylon owns a 22% equity stake. Babylon bought a majority stake in DayToDay, which is subject to re-purchasing rights. Plan to acquire legacy integrated care networks and improve their economics through highly scalable digital-first platform and provide access to new network of consumers and providers Consolidation Example Completed Deal New Medicaid and Medicare Advantage Plans Plan to increase customer touch points and explore new or augmented existing distribution channels Distribution Example Completed Deal Retail Outlet Deployment Plan to acquire tools and platforms that enhance Babylon’s ability to deliver best-in-class digital-first care Technology & Content (1) 3 We Believe Babylon can Bolster Breadth of Offerings Through Targeted Acquisitions Example Completed Deal(2) New Geographies

Financial Deep Dive

Revenue Model Review Note: Reflects typical contracts under each Babylon product, however, specific contracts terms may vary. Significant portion of the PMPM fee is fixed, and the remainder of the PMPM fee is variable. Revenue from the variable PMPM fees can be earned through either, or a combination of, the achievement of certain performance metrics or the realization of healthcare savings resulting from the utilization of our services. Clinical Service Software Licensing Babylon VBC License Fee (PMPM) + Fee-for-Service (“FFS”) Capitation Revenue Per Member Per Month (“PMPM”)(1) Revenue Methodology Cost Methodology Assume the financial responsibility for the healthcare expenses of members Upfront Fee (revenue recognized over the contract term) Example Customer Clinical Costs + Incremental Software Cost (minimal cost) Incremental Software Cost (minimal cost) Value Based Care Via Babylon 360 Clinical Services Software Licensing Via Babylon Cloud Services (Leading UK Insurer) Home State Health

Babylon VBC: Capitation Review

Babylon VBC

Revenue

		Illustrative Example
1	Contract Lives	~10K Lives
×		×
2	Monthly Reimbursement per Member	~$150 PMPM[1] *(Per Member Per Month)*
=		=
3	**Total Monthly Contract Revenue**	**~$1.5M MRR** ***(Monthly Recurring Revenue Received over Contract Term)***

Babylon VBC revenue is recognized consistently over the contract term

Profit

3	Total Monthly Contract Revenue	
−		
4	Primary Healthcare Costs	Babylon provides efficient and cost-effective primary care…
−		
5	Secondary & Tertiary Costs	…lowering the need for more expensive, reactive secondary & tertiary care
=		
6	**Monthly Contract Profits**	Stop loss provision of contracts ensures floored $ amount risk, enabling maximization of profits

Note: 1) Illustrative PMPM for a Babylon VBC contract

91

Consolidated Statement of Profit and Loss Source: Management reporting. Note: Gain includes those resulting from inter-company relationships with significant GBP balances within USD companies translated at rates in accordance with IFRS. For the Years Ended December 31, $ in thousands 2019A 2020A Revenue 16,034 79,272 Cost of Care Delivery (19,810) (67,254) R&D and Technology Expenses (68,153) (84,188) Sales, General & Administration Expenses (90,891) (103,341) Operating Loss (162,820) (175,511) Net Finance Costs (101) (3,920) Exchange Rate Gains / (Losses)(1) 17,075 (2,836) Share of Loss of Equity-accounted Investees - (1,124) Loss Before Taxation (145,846) (183,391) Tax Benefit / (Provision) 5,559 (4,639) Net Loss (140,287) (188,030) Fees paid to providers/health professionals plus costs incurred in connection with provider network operations; recorded as an expense when VBC revenue is recognized – largely variable driven by member activity and required medical services Employee-related expenses (salaries, bonuses, stock-based compensation expense, training expenses and benefits for employees and contractors in our technology department); includes tax credits relating to our R&D activities and the amortization of capitalized development costs; largely fixed expense base growing commensurate with ongoing maintenance and continued development Employee-related expenses, contractors and consultants’ expense, stock-based compensation, property and facility related expenses, IT and hosting, marketing, training and recruiting expenses; includes depreciation of property, fixtures and fittings and amortization of acquired intangible assets; largely fixed expense base with expense growth associated with incremental costs as a new public company and other business growth related expense Primary Drivers 1 2 3 1 2 3

Consolidated Statement of Profit and Loss (Cont'd)

For the Years Ended December 31, $ in thousands	2019A	2020A
Revenue	**16,034**	**79,272**
1 Cost of Care Delivery	(19,810)	(67,254)
2 R&D and Technology Expenses	(68,153)	(84,188)
3 Sales, General & Administrative Expenses	(90,891)	(103,341)
Operating Loss	**(162,820)**	**(175,511)**
4 Net Finance Costs	(101)	(3,920)
5 Exchange Rate Gains / (Losses)(1)	17,075	(2,836)
Share of Loss of Equity-accounted Investees	-	(1,124)
Loss Before Taxation	**(145,846)**	**(183,391)**
6 Tax Benefit / (Provision)	5,559	(4,639)
Net Loss	**(140,287)**	**(188,030)**

Summary of Historical Performance

1. Increase in 2020 following launch of Value Based Care services in US; further increases in the UK, Canada and Rwanda due to increased demand for appointments
2. Increase in 2020 due to increased amortization following the launch of Licensing services in Asia and the US; technology headcount reduction in 2020 following mid-year restructuring
3. Increase in 2020 due to higher headcount in commercial and support services aligned to business growth; increased professional fees from FCMG acquisition and deployment of Babylon services into new markets
4. Finance costs relate primarily to lease obligations and the accounting for certain Licensing services when upfront payments are received from customers
5. Exchange rate loss primarily due to fluctuation between USD and GBP (majority of Babylon revenue received in USD, majority of expenses paid in GBP); exchange rate gain in 2019 results from majority of business operating in GBP despite the functional currency being USD
6. The change in tax (provision)/benefit is primarily the reversal of previously recognized tax benefits of $4.3M related to U.K. tax credits for qualifying R&D activities, which will be amortized over the useful life of the related capitalized development costs as a reduction to R&D technology expense

Source: Management reporting. Note:
1) Gain includes those resulting from inter-company relationships with significant GBP balances within USD companies translated at rates in accordance with IFRS.

93

Adjusted EBITDA Reconciliation

$ in millions	2019A	2020A
Net Loss	**(140.3)**	**(188.0)**
1 (+) Depreciation & Amortization	2.5	14.5
2 (+) Net Finance Costs	0.1	3.9
3 (+) Tax	(5.6)	4.6
EBITDA	**(143.2)**	**(165.0)**
4 (+) Impairment	—	6.4
5 (+) Share Based Payments	8.0	9.6
6 (+) Exchange Rate (Gains) / Losses	(17.1)	2.8
Adjusted EBITDA	**(152.4)**	**(146.2)**

Commentary

1. Increased amortization of capitalized technology costs as a result of new software licence contracts
2. Finance costs relate primarily to lease obligations and the accounting for certain Licensing services when upfront payments are received from customers
3. Primarily the reversal of previously recognized tax benefits related to U.K. tax credits for qualifying R&D activities, which will be amortized over the useful life of the related capitalized development costs as a reduction to R&D technology expense
4. Impairment of technology development costs
5. Share based compensation relating to employees
6. Exchange rate loss primarily due to fluctuation between USD and GBP (majority of Babylon revenue received in USD, majority of expenses paid in GBP); exchange rate gain in 2019 results from majority of business operating in GBP despite the functional currency being USD

Source: Management reporting.
Notes: We have not reconciled the non-IFRS measures for the future periods to their corresponding IFRS measures because certain reconciling items such as share-based payments and exchange rate gains and losses depend on factors such as the share price at the time of award of future grants and foreign exchange rates and thus cannot be reasonably predicted. Accordingly, reconciliation to the non-IFRS projected measures are not available without unreasonable effort.

94

Condensed Consolidated Statement of Cash Flows Source: Management reporting. For the Years Ended December 31, $ in thousands 2019A 2020A Cash Flow from Operating Activities Adjusted EBITDA (152,358) (146,155) Share of Net Loss of Associates - 1,124 Net Working Capital Adjustments 8,744 1,601 Net Cash Used in Operating Activities (143,614) (143,430) Cash Flow from Investing Activities Development Costs Capitalized (36,036) (36,509) Payment for Acquired Trade Assets - (25,671) Purchase of Shares in Associates - (10,000) Purchase of PPE (1,915) (719) Interest Received 1,015 673 Net Cash Used in Investing Activities (36,936) (72,226) Cash Flow from Financing Activities Proceeds from Issuance of Convertible Loan Notes 51,064 100,000 Repayment of Loans (16,025) Net Proceeds from Issuance of Share Capital 319,561 1,851 Other (2,079) (1,793) Net Cash Provided by Financing Activities 352,251 100,058 Cash and Cash Equivalents at January 1, 46,031 214,888 Net (Decrease) / Increase in Cash and Cash Equivalents 171,971 (115,598) Effect of Movements in Exchange Rate on Cash Held (3,114) 2,467 Cash and Cash Equivalents at December 31, 214,888 101,757 Commentary Consistent with 2019, slight increase as a result of higher amortization and the mid-year restructure Issuance of $100M worth of convertible loan notes in 2020, which were converted into equity in two tranches, with $30M converting in December 2020 and $70M converting in June 2021 Relates to Babylon’s investment in Higi Greater portion of revenue was recognized from advanced payments from Licensing Investments in a controlling stake in First Choice Medical Group 1 2 3 4 5 6 1 2 3 4 6 Investment in Higi 5

Condensed Consolidated Statement of Financial Position Source: Management reporting. As of December 31, $ in thousands 2019A 2020A Non-Current Assets Right-of-use Assets + PPE 7,030 3,906 Goodwill and Investments in Associates 61 26,708 Other Intangible Assets 43,751 78,853 Total Non-Current Assets 50,842 109,467 Current Assets Prepayments, Receivables and Other 23,104 22,366 Cash and Cash Equivalents 214,888 101,757 Other - 5,224 Total Current Assets 237,992 129,347 Total Assets 288,834 238,814 As of December 31, $ in thousands 2019A 2020A Equity Share Related Reserves 458,406 517,419 Retained Earnings (282,705) (469,504) Translation Differences (1,904) 1,675 Total Capital and Reserves 173,797 49,590 Non-Controlling Interest - (1,231) Total Equity 173,797 48,359 Liabilities Contract & Lease Liabilities 68,477 59,285 Other - 7,488 Total Non-Current Liabilities 68,477 66,773 Loans & Borrowings - 70,357 Other Current Liabilities 46,560 53,325 Total Current Liabilities 46,560 123,682 Total Liabilities 115,037 190,455 Total Liabilities & Equity 288,834 238,814

Thank you

Appendix

Glossary Term Definition A&E Accident & Emergency AI Artificial Intelligence ARR Annual Run-Rate Revenue B2B Business to Business CAGR Compounded Annual Growth Rate EBITDA Earnings Before Interest Tax Depreciation & Amortisation ER Emergency Room GP General Practitioner GTM Go-to-market Term Definition HSH Home Street Health NHS QOF National Healthcare Service Quality Outcomes Framework PIPE Private Investment in Public Equity PMPM Per Member Per Month PMPY Per Member Per Year RWT The Royal Wolverhampton NHS Trust SaaS Software as a Service TEV Total Enterprise Value VBC Value Based Care

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability. Our relatively limited operating history makes it difficult to evaluate our current business and future prospects and increases the risk of your investment. If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition and results of operations would be harmed. Our business and growth strategy depend on our ability to maintain and expand a network of qualified providers. If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed. We are dependent on our relationships with physician-owned entities, which are affiliated professional entities that we do not own, to hold contracts and provide healthcare services, and our business would be harmed if those relationships were disrupted. If we are unable to attract new customers and expand member enrollment with existing customers, our revenue growth could be slower than we expect, and our business may be adversely affected. If our existing customers do not continue or renew their contracts with us, renew at lower fee levels or decline to purchase additional applications and services from us, it could have a material adverse effect on our business, financial condition and results of operations. Our revenue sources are highly concentrated, the loss of any of which would have a material adverse effect on our business, financial condition and results of operations. Under many of our agreements with health plans, we assume some or all of the risk that the cost of providing services will exceed our compensation. Over time, we expect the proportion of risk-based revenue may increase. We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share our business and operating results will be harmed. If we are not able to develop and release new solutions and services, or successful enhancements, new features and modifications to our existing solutions and services, our business could be adversely affected. There are significant risks associated with estimating the amount of revenue that we recognize under our risk-based agreements with health plans, and if our estimates of revenue are materially inaccurate, it could impact the timing and the amount of our revenue recognition or have a material adverse effect on our business, financial condition, results of operations and cash flows. Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or members, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation. Our use, disclosure, and other processing of personally identifiable information, including health information, is subject to HIPAA, the GDPR and the DPA 2018, and other privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base, member base and revenue. If we are unable to obtain, maintain and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected. We may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance. We have been and may in the future become subject to litigation or regulatory investigation, which could harm our business. We rely on internet infrastructure, bandwidth providers, third-party computer hardware and software and other third parties for providing services to our customers and members, and any failure or interruption in the services provided by these third parties could expose us to litigation and negatively impact our relationships with customers and members, adversely affecting our operating results. We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, financial condition, and results of operations. The impact of recent healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, but may adversely affect our business, financial condition and results of operations. We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate and retain our personnel, we may not be able to grow effectively. Risk Factors Summary